Exhibit CC

42.  Attach as Exhibit CC procedures and a description of facilities of the applicant for effectively resolving disputes over the accuracy of the transaction data and positions that are recorded in the security-based swap data repository.

DDR Rule 10 (Resolution of Disputes, Termination & Disciplinary Procedures) states:

10.1.1 Erroneous Records - Upon submission, the DDR System will perform validation checks to ensure that each submitted record is in the proper format and will also perform validation and consistency checks.   If the record fails these validation or consistency checks, the record will be rejected and such rejection status will be communicated to the User(s) to correct and re-submit.

In the event that both counterparties to a trade agree that data submitted to DDR contains erroneous information (e.g., through a mutual mistake of fact), such Users may each submit a cancel record, effectively cancelling the incorrect transaction record. If a trade record has been submitted by only one counterparty and it is determined by the submitting User that it is erroneous, the submitting User may submit a cancel record. A User may only cancel its own submitted record; it cannot cancel a record where it is not the submitting party of the record. (In circumstances where the User disputing the information is not the submitter, the User must submit a dispute record as described in 10.1.2. Where the original record was submitted by a Trusted Source, only such Trusted Source may cancel the original record (but without prejudice to the rights of such counterparties to provide relevant continuation data to the extent they are otherwise permitted or required to provide such data). DDR shall maintain a record of all corrected errors pursuant to Applicable Regulations and such records shall be available upon request to the applicable Designated Regulator.

10.1.2 Disputes Between Users - The SDR Services will provide trade detail reports that will enable Users to view all transaction records, including records submitted by the User and records submitted by a counterparty User for a transaction allegedly involving the User. These reports will allow Users to reconcile the transaction records in the SDR Services to their own risk systems.

The Users shall be responsible for resolving any disputes between themselves uncovered during the reconciliation process and, as appropriate, submitting correct information. In the event a User disputes a transaction record alleged to apply to it by the counterparty, or disputes any of the terms within the alleged transaction, the User shall register such dispute by submitting a "Dispute" message. If such User fails to register such dispute within 48 hours of the relevant trade detail report being issued, the record will be deemed verified in the DDR System.

All reports and trade records provided to regulators will include the status of these transaction records, including dispute and verification status. Where DDR has received conflicting or inconsistent records from more than one submitter in respect of a particular transaction (such as from a SEF and a reporting party), DDR will maintain all such records (unless cancelled or modified in accordance with the terms hereof) and will make such records available to Designated Regulators in accordance with the terms hereof and Applicable Law.

Section VI of DDR's Operating Procedures (Correction of Records; Resolution of Disputes) states:

In the event that the Users to an Eligible Derivative Transaction agree that SDR Records submitted to or maintained by the Company contain erroneous information (e.g., through a mutual mistake of fact), such Users may correct such erroneous information in accordance with the procedures outlined in Rule 10.1.1 of the Rulebook.

In the event of a dispute between Users as to whether an SDR Record contains erroneous information the User shall follow the procedures outlined in Rule 10.1.2 of the Rulebook to resolve such disputes.